Exhibit 4.16

CONTRIBUTION AGREEMENT

THIS CONTRIBUTION AGREEMENT (this “Agreement”) is made and entered into as of the 28 day of December, 2015 (the “Effective Date”), by and among 300 RIVER HOLDINGS LLC, a Delaware limited liability company (the “Company”), 300 RIVER PLAZA ONE LLC, a Delaware limited liability company (the “Mizrachi Member”), but solely with respect to Sections 1.3, 1.5, 3, 4.6, 7.1(ii),  7.1(iv), 7.1(ix), 7.1(x), 8.1(i), 8.1(ii), 8.1(iv), 8.2, 12.2-12.7, 13.1, 14, 16.2(vii), 19 and 23, WKEM RIVERSIDE MEMBER LLC, a Delaware limited liability company (the “Werner Member” and together with the Mizrachi Member, each sometimes individually referred to herein as a “Member” and collectively, the “Members”), but solely with respect to Sections 1.2, 3, 4.6, 7.1(i), 7.1(iii), 7.1(iv), 8.1(i), 8.1(iv), 8.2, 12.2-12.7, 13.1, 14, 16.2(vii), 19 and 23, and OPTIBASE CHICAGO 300 LLC, a Delaware limited liability company (the “Investor”).

RECITALS:

A.           The Company is the sole member of South Riverside Building LLC, a Delaware limited liability company (the “Leasehold Owner”).

B.           The Leasehold Owner is the ground lessee under that certain Amended and Restated Ground Lease, dated as of February 10, 2015, by and between Lionshead 110 Riverside LLC and Lionshead 53 Riverside LLC (collectively, the “Fee Owner”), each a Delaware limited liability company, as Lessor, and the Leasehold Owner, as Lessee (the “Ground Lease”) for a leasehold interest (the “Property”) in the that certain fee above a plane located at 300 South Riverside Plaza, Chicago, Illinois, and more particularly described on Exhibit A attached hereto.

C.            Pursuant to the terms of this Agreement, the Company desires to admit the Investor as a member of the Company pursuant to the terms hereof and in accordance with the terms of an Amended and Restated Limited Liability Company Agreement of the Company (the “LLC Agreement”).

NOW THEREFORE, in consideration of the covenants set forth herein and other good and valuable consideration, the receipt and sufficiency of which the parties hereby acknowledge, the Company and Investor hereby agree as follows:

SECTION 1.INVESTMENT IN COMPANY

1.1           On the Closing Date (as defined in Section 6), the Investor shall (a) make a capital contribution to the Company in an amount equal to Twelve Million Nine Hundred Thousand Dollars ($12,900,000.00), (the “Investor Capital Contribution”), and (b) be admitted to the Company, following which the Investor shall hold 30% of the membership interests in the Company (the “Investor Interests”).  The Capital Contribution shall be paid in cash at Closing (as defined in Section 6) by release of the Deposit (as defined in Section 2.1) from escrow, and the balance by wire transfer of immediately available funds, in each case, to an account of the Company, as designated by the Company.

1.2           Concurrently with the Closing, the Werner Member shall contribute and assign to the Company 100% of its outstanding membership interests in the Company (collectively, the “Werner Interest”) in consideration for: (i) payment by the Company to Werner Member of Nine Million Dollars ($9,000,000.00) (the “Werner Payment”); and (ii) issuance of a Promissory Note (the “Werner Note”) to the Werner Member in the original principal amount of Eighteen Million Dollars ($18,000,000.00), which Werner Note shall be in the form attached hereto as Exhibit C.

1.3           At Closing, the Mizrachi Member, which as of the date hereof, is the holder of seventy percent (70%) membership interest in and to the Company (the “Mizrachi Interest”), shall be credited with a capital contribution to the Company in the amount of Thirty Million One Hundred Thousand Dollars ($30,100,000.00) consisting of a deemed capital contribution of Twenty-Eight Million Dollars ($28,000,000.00) and a cash capital contribution of Two Million One Hundred Thousand Dollars ($2,100,000.00) (the “Mizrachi Capital Contribution”).  Additionally, at Closing, the Company shall issue a promissory note (the “Mizrachi Note”) to the Mizrachi Member in the amount of $42,000,000.00, which Mizrachi Note shall be in the form attached hereto as Exhibit D.

1.4           Reserved.

1.5           At Closing, the Mizrachi Member and Investor shall enter into the LLC Agreement attached hereto as Exhibit B.

1.6           The transactions contemplated by this Section 1 are hereinafter referred to as the “Closing Transactions”).

1.7           The parties hereto agree that, for income tax purposes, the Werner Note and the Mizrachi Note will be treated as preferred equity in the Company (and not as indebtedness to the Company) and, accordingly, notwithstanding anything herein or in the LLC Agreement to the contrary, (i) the issuance of the Werner Note and the Mizrachi Note will not be treated as a distribution for income tax purposes and (ii) the Werner Member will continue to be a member of the Company for income tax purposes.  The parties hereto further agree that the steps described in Section 1 of this Agreement shall be characterized as follows for income tax purposes:

(i)           the Mizrachi Interest is bifurcated into (A) a preferred equity interest (represented by the Mizrachi Note) and (B) a common equity interest equal to its percentage interest in the Company immediately prior to the Closing Transactions;

(ii)          the Werner Interest is bifurcated into (A) a preferred equity interest (represented by the Werner Note) and (B) a common equity interest equal to its percentage interest in the Company immediately prior to the Closing Transactions;

(iii)         the Investor purchases a 30% common equity interest in the Company from the Werner Member in exchange for the Werner Payment;

(iv)         Reserved;

(v)          the Mizrachi Member contributes to the Company the Mizrachi Capital Contribution, as a contribution under Section 721 of the Code; and

(vi)         the Investor contributes to the Company the excess of (A) the Investor Capital Contribution over (B) the amount of the Werner Payment (excluding any Additional Werner Payment), as a contribution under Section 721 of the Code.

1.8           The parties hereto agree that the forgoing steps will not cause the Company to adjust the capital accounts of its members to reflect a revaluation of partnership property on the Company's books under Treasury Regulation Section 1.704-1(b)(2)(iv)(f).

SECTION 2.DEPOSIT

2.1           On the Effective Date, the Investor shall deliver to Madison Title Agency, LLC (the “Escrow Agent”), in escrow, cash in the amount of $5,000,000.00 by wire transfer of immediately available funds pursuant to Escrow Agent’s wire instructions set forth on Exhibit 2.1 annexed hereto and made a part hereof (such amount, with any interest accrued thereon, shall be referred to and constitute the “Deposit” for all purposes of this Agreement).

2.2           The Deposit shall be held by the Escrow Agent in a separate, interest-bearing account with a federally insured commercial bank or other financial institution with a branch in New York City mutually acceptable to the Investor and Company, as security for the Investor's performance of its obligations under the provisions of this Agreement.  Subject to the provisions of Section 10, the portion of the Deposit constituting the Non-Refundable Deposit (hereinafter defined) shall be non-refundable to the Investor except as expressly provided in this Agreement.

2.3           At Closing, the Deposit shall be paid to Company and shall be credited as partial payment of the Investor Capital Contribution.

SECTION 3.DILIGENCE MATERIALS

3.1           In the event this Agreement is terminated pursuant to the provisions of this Agreement, the Investor shall deliver to Company all records and documents provided by the Company to Investor.  The provisions of this Section 3.1 shall survive any termination of this Agreement.

3.2           The Company and the Members make no representations or warranties as to the truth, accuracy or completeness of any materials, data or other information supplied to the Investor in connection with Investor’s review of the Property’s records and inspection of the Property (e.g., that such materials are complete, accurate or the final version thereof, or that all such materials are in the Company’s or Members’ possession) except for the representations set forth in Section 12.  It is the parties’ express understanding and agreement that such materials are provided for the Investor’s convenience in making its own examination and determination concerning the Property and its investment in the Company, in doing so, the Investor has relied and will rely exclusively on its own independent investigation and evaluation of every aspect of the Property and not on any materials supplied by the Company or the Members or their respective affiliates except as set forth in Section 12.  The Investor expressly disclaims any intent to rely on any such materials provided to it by the Company, the Members or their respective affiliates in connection with its inspection and agrees that it shall rely solely on its own independently developed or verified information except as set forth in Section 12.

SECTION 4.CONDITION OF TITLE.

4.1           At Closing, the Leasehold Owner shall hold title to the Property subject only to the following matters (collectively, the “Permitted Exceptions”):

(i)           the matters set forth in Schedule B of that certain Commitment for Title Insurance issued by Stewart Title Guaranty Company (the “Title Insurer”) on December 22, 2015 under Title No. MTAIL-107553 (the “Title Commitment”);

(ii)          any and all violations of law, rules, regulations, ordinances, orders or requirements noted in or issued by any Federal, state, county, municipal or other department or governmental agency (each a “Governmental Authority” and collectively “Governmental Authorities”) having jurisdiction against or affecting the Property whenever noted or issued (collectively, “Violations”) and any conditions which could give rise to any Violations;

(iii)         all present and future zoning, building, environmental and other laws, ordinances, codes, restrictions and regulations of all Governmental Authorities having jurisdiction with respect to the Property, including, without limitation, landmark designations and all zoning variances and special exceptions, if any;

(iv)         all presently existing and future liens for unpaid real estate taxes and water and sewer charges not due and payable as of the date of the Closing, subject to adjustment as calculated in accordance with Section 14.4 hereof;

(v)          all covenants, restrictions and rights and all easements and agreements for the erection and/or maintenance of water, gas, steam, electric, telephone, sewer or other utility pipelines, poles, wires, conduits or other like facilities, and appurtenances thereto, over, across and under the Property which are either (a) presently existing or (b) granted to a public utility in the ordinary course, provided that, solely with respect to this clause (b), the same shall not have a material adverse effect on the use of the Property for its current use;

(vi)         state of facts shown on or by survey entitled “South Riverside Project, B&C Project No. 201403259-001” (the “Survey”), and any additional facts which would be shown on or by an accurate current survey of the Property (collectively, “Facts”), provided that, solely with respect to such additional Facts, the same shall not have a material adverse effect on the use of the Property for its current use;

(vii)        encroachments and/or projections of stoop areas, roof cornices, window trims, vent pipes, cellar doors, steps, columns and column bases, flue pipes, signs, piers, lintels, window sills, fire escapes, satellite dishes, protective netting, sidewalk sheds, ledges, fences, coping walls (including retaining walls and yard walls), air conditioners and the like, if any, on, under or above any street or highway, the improvements, or any adjoining property, provided that the same are shown on the Survey and shall not have a material adverse effect on the use of the Property for its current use;

(viii)       consents by any former owner of the Property for the erection of any structure or structures on, under or above any street or streets on which the Property may abut, if any;

(ix)         variations between tax lot lines and lines or record title;

(x)          standard exclusions from coverage contained in the form of title policy or “marked-up” title commitment employed by the Title Insurer;

(xi)         any financing statements, chattel mortgages, encumbrances or mechanics’ or other liens entered into by, or arising from, any financing statements filed on a day more than five (5) years prior to the Closing and any financing statements, chattel mortgages, encumbrances or mechanics’ or other liens filed against property no longer contained in the Property;

(xii)         the Ground Lease;

(xiii)       any lien or encumbrance arising out of the acts or omissions of the Investor;  and

(xiv)       any other matter which, pursuant to the terms of this Agreement, is expressly deemed a Permitted Exception.

4.2           The Investor acknowledges receipt of the Title Commitment.  Except as otherwise expressly provided in this Agreement, the Company shall have no obligation to remove any exception to title.  Investor unconditionally waives any right to object to any matters set forth in the Title Commitment, and all such exceptions and other matters disclosed therein shall be deemed Permitted Exceptions.  If exceptions to title (each, an “Update Exception”) appear on any update or continuation of the Commitment (each a “Continuation”) which are not Permitted Exceptions, Investor shall notify the Company of any objection it has to any of the Update Exceptions (the “Title Objections”) within the earlier of five (5) business days after Investor receives such Continuation and the last business day prior to the Closing Date, time being of the essence (the “Update Objection Period”).   If the Investor fails to deliver such objection notice within such Update Objection Period, Investor shall be deemed to have waived its right to object to any Update Exceptions (and the same shall not constitute Title Objections, but shall instead be deemed Permitted Exceptions).  If the Investor shall deliver such objection notice within the Update Objection Period, any Update Exceptions which are not objected to in such notice shall not constitute Title Objections, but shall be Permitted Exceptions.  If the Company is unable, or elects not to attempt, in its sole discretion, to eliminate any Title Objections, or if the Investor elects to attempt to eliminate any Title Objections but is unable to do so or thereafter decides not to eliminate the same, Company shall so notify the Investor and, within five (5) business days after receipt of such notice from Company, the Investor shall elect either (i) to terminate this Agreement by notice given to Company (time being of the essence with respect to Investor’s notice), in which event the provisions of Section 11 of this Agreement shall apply, or (ii) to acquire an interest in the Company subject to any such Title Objections, without any abatement of the Investor Capital Contribution, and such Title Objections shall be deemed Permitted Exceptions.  If the Investor shall fail to notify the Company of such election within such five (5) business day period, time being of the essence, the Investor shall be deemed to have elected clause (ii) above with the same force and effect as if the Investor had elected clause (ii) within such five (5) business day period.

4.3           Notwithstanding anything to the contrary in this Section 4, the Company shall be required to remove any Title Objections (i) which were created, consented to or affirmatively permitted by the Company, Leasehold Owner or their respective affiliates in writing after the Effective Date (other than with the approval of the Investor, which approval shall not be unreasonably withheld, conditioned or delayed) and (ii) which are not covered by sub-clause (i) above and can be satisfied and discharged of record by the payment of a liquidated sum not in excess of Three Hundred Thousand and 00/100 Dollars ($300,000.00) in the aggregate for all Title Objections; provided, however, the obligations set forth in sub-clauses (i) and (ii) above shall not be deemed to apply to any Title Objections caused by the acts or omissions of the Fee Owner or any Title Objections, the removal of which, are Fee Owner’s obligation under the Ground Lease.  Notwithstanding the foregoing, the Company, at its option in lieu of satisfying any Title Objections, may deposit with Title Insurer such amount of money and provide such documentation, affidavits and indemnities as may be reasonably determined by Title Insurer as being sufficient to induce it to insure the Investor against collection of such liens and/or encumbrances, including interest and penalties, out of or against the Property, in which event such Title Objections shall be deemed Permitted Exceptions.

4.4           Deleted.

4.5           Deleted.

4.6           The Investor and the Members shall each pay fifty percent (50%) of the costs of examination of title and of a “bring down” of title insurance to be issued insuring Leasehold Owner’s title to the Property to the date of Closing, as well as all other title charges, bring-to-date fees, endorsements (including the cost of a non-imputation endorsement), survey fees, recording charges (other than to remove of record or satisfy exceptions to title which are not Permitted Exceptions) and any and all other title and survey costs or expenses incurred by or on behalf of the Investor incident to the Closing or in connection therewith.

4.7           The Company shall have no obligation to cure or remove any Violations.

SECTION 5.RESERVED.

SECTION 6.CLOSING

6.1           The “Closing” shall mean the consummation of each of the actions set forth in Section 7 of this Agreement, or the waiver of such action by the party in whose favor such action is intended, and the satisfaction of each condition precedent to the Closing set forth in Section 8 and elsewhere in this Agreement, or the waiver of such condition precedent by the party intended to be benefited thereby.  The Closing shall take place commencing at 10:00 a.m., with the Investor Capital Contribution and Mizrachi Capital Contribution received no later than 5:00 p.m. (New York time), (i) at the offices of Company’s counsel, Roberts & Holland LLP, Worldwide Plaza, 825 Eighth Avenue, 37th Floor, New York, New York 10019,  or (ii) at the Investor’s request, through escrow arrangements with the Escrow Agent reasonably satisfactory to the Company, or (iii) at such other place which the parties shall mutually agree, on a date no later than December [__], 2015 (the “Outside Closing Date”) TIME BEING OF THE ESSENCE with respect to the Investor’s obligation to consummate the transactions contemplated by this Agreement.  The actual date of the Closing is hereinafter referred to as the “Closing Date”.

SECTION 7.CLOSING DELIVERIES

7.1           At Closing, the Company, Werner Member and Mizrachi Member shall deliver the following, executed and acknowledged as applicable:

(i)           A Contribution and Assignment of Membership Interest in the form attached hereto as Exhibit 7.1(i) assigning 100% of the Werner Member’s membership interests in and to the Company to the Company;

(ii)          The LLC Agreement, executed by the Mizrachi Member;

(iii)         A certification of nonforeign status, in form required by Internal Revenue Code Section 1445 and the regulations issued thereunder, executed by the Werner Member;

(iv)         Evidence of authority, good standing (if applicable) and due authorization of the Company and the Members, as applicable, to enter into the within transaction and to perform all of their respective obligations hereunder, including, without limitation, the execution and delivery of all of the closing documents required by this Agreement and setting forth such additional facts, if any, as may be needed to show that the transaction is duly authorized and is in conformity with their respective organizational documents and applicable laws;

(v)          Certificates of good standing in respect of the Leasehold Owner, Company, Werner Member and Mizrachi Member, dated not more than thirty (30) days prior to the Closing Date;

(vi)         A true, correct and complete copy of the certificates of formation of the Leasehold Owner, Company, Werner Member and Mizrachi Member;

(vii)        A true, correct and complete copy of the Operating Agreement of the Leasehold Owner providing that the Company is the Leasehold Owner's sole member and manager.   ;

(viii        A title affidavit in substantially the form attached hereto as Exhibit 7.1(vii) and made a part hereof and any other document reasonably or customarily required by the title insurance company in order to update the existing insurance policy for the Leasehold Interest and to issue a non-imputation endorsement in favor of the Investor;

(ix)         A closing statement (the “Closing Statement”) in respect of the transactions contemplated hereby, including the prorations, credits and other adjustments set out in Section 14 hereof;

(x)          The Mizrachi Capital Contribution;

(xi)         Reserved;

(xii)         The Werner Note, executed by the Company;

(xiii)        The Mizrachi Note, executed by the Company;

(xiv)       An estoppel certificate signed by the ground lessor under the Ground Lease in the form set forth in the Ground Lease;

(xv)        Such other documents and materials as are reasonably necessary to consummate the transactions contemplated hereby, but with no substantial additional cost, liability or obligation to the Company or Members.

7.2           At the Closing, Investor shall deliver the following to the Company, executed and acknowledged, as applicable:

(i)           The balance of the Investor Capital Contribution and all other amounts payable by Investor to the Company at the Closing pursuant to this Agreement and the LLC Agreement;

(ii)          The LLC Agreement, executed by Investor;

(iii)         Evidence of authority, good standing (if applicable) and due authorization of Investor to enter into the within transaction and to perform all of its obligations hereunder, including, without limitation, the execution and delivery of all of the closing documents required by this Agreement, and setting forth such additional facts, if any, as may be needed to show that the transaction is duly authorized and is in conformity with Investor’s organizational documents and applicable laws;

(iv)         Certificate of good standing in respect of Investor, dated not more than thirty (30) days prior to the Closing Date;

(v)          A true, correct and complete copy of the certificate of formation of Investor; and

(vi)         The Closing Statement.

SECTION 8.CONDITIONS PRECEDENT TO CLOSING

8.1           Investor’s obligations under this Agreement are subject to the satisfaction of the following conditions precedent which may be waived in whole or in part by Investor (the “Investor Closing Conditions”):

(i)            The Company and Members shall have delivered, on or before the Closing Date, all of the documents and items required to be delivered by the Company and Members pursuant to Section 7 hereof and the Company and Members shall have performed in all material respects all of their respective obligations hereunder to be performed on or before the Closing Date, and otherwise be ready, willing and able to close on or by the Closing Date;

(ii)           The Mizrachi Member shall have contributed the Mizrachi Capital Contribution;

(iii)          No action, suit or proceeding shall be pending or have been instituted or threatened before any court or quasi-judicial or administrative agency of any federal, state, provincial, local or foreign jurisdiction or before any arbitrator wherein an unfavorable judgment, decree, injunction, order or ruling would reasonably be expected to prevent or materially impair the performance of this Agreement or any of the transactions contemplated hereby, declare unlawful the transactions contemplated by this Agreement, or cause such transactions to be rescinded;

(iv)         Subject to the other provisions of this Agreement, all of the Company’s and Members’ representations and warranties made in this Agreement shall be true and correct in all material respects as of the date made and as of the Closing Date as if then made, other than those representations or warranties made as of a specific date, or with reference to previously dated materials, in which event such representations and warranties shall be true and correct in all material respects as of the date thereof or as of the date of such materials, as applicable; and

(v)          The Title Insurer is ready, willing and able to issue to the Investor an update to the existing Title Policy (including non-imputation endorsements), subject only to the Permitted Exceptions, and as required pursuant to the terms and conditions of this Agreement; and

(vi)         The Mizrachi Member shall have secured the Additional Loan Instrument on the terms set forth in Section 17.2 and on other terms satisfactory to the Mizrachi Member in its sole and absolute discretion.

If any of the conditions to Investor’s obligations to close under this Agreement are not satisfied on and as of the Closing Date and such failure is not otherwise a result of any default by the Company or Members under this Agreement (the Investor being afforded the rights under Section 19 hereof in the event of any such default), then the Investor may elect to either: (a) waive such failure and proceed to Closing or (b) subject to the Company’s right to adjourn the then scheduled Closing Date, terminate this Agreement by written notice to Company, and if this Agreement is so terminated, Escrow Agent shall deliver the Deposit  to Investor and thereafter no party hereto shall have any further rights or obligations to the other under this Agreement, except rights and obligations hereunder that expressly survive the termination of this Agreement (collectively, the “Surviving Obligations”).

8.2          Conditions to Company’s and Members’ Obligations.  The Company’s and Members’ obligations under this Agreement are subject to satisfaction of the following conditions precedent which may be waived in whole or in part by the Company, as applicable (the “Company Closing Conditions”):

(i)          The Investor shall have made the Investor Capital Contribution, as the same may be adjusted pursuant to the terms of Section 14 hereof;

(ii)           The Investor shall have delivered, on or before the Closing Date, all of the documents and items required to be delivered by the Investor pursuant to this Agreement and the Investor shall have performed in all material respects all of its obligations hereunder to be performed on or before the Closing Date;

(iii)          The Mizrachi Member shall have secured the Additional Loan Instrument upon terms satisfactory to the Mizrachi Member in its sole and absolute discretion;

(iv)          All of Investor’s representations and warranties made in this Agreement shall be true and correct in all material respects as of the date made and true and correct in all material respects as of the Closing Date as if then made; and

(v)           No action, suit or proceeding shall be pending or have been instituted or threatened before any court or quasi-judicial or administrative agency of any federal, state, provincial, local or foreign jurisdiction or before any arbitrator wherein an unfavorable judgment, decree, injunction, order or ruling would reasonably be expected to prevent or materially impair the performance of this Agreement or any of the transactions contemplated hereby, declare unlawful the transactions contemplated by this Agreement, or cause such transactions to be rescinded.

If any of the conditions to the Company’s and Members’ obligations to close under this Agreement are not satisfied on and as of Closing Date and such failure is not otherwise a result of any default by Investor under this Agreement (the Company being afforded the rights under Section 11 hereof in the event of any such Investor default), then the Company may elect to either: (a) waive such failure and proceed to Closing or (b) terminate this Agreement by written notice to Investor, and if this Agreement is so terminated, Escrow Agent shall deliver the Deposit to Investor and thereafter no party hereto shall have any further rights or obligations to the other under this Agreement, except the Surviving Obligations.

SECTION 9.RIGHT OF INSPECTION

9.1           The Investor, from time to time prior to the Closing and during regular business hours, upon at least one (1) Business Days prior written notice to Company, may inspect the Property, provided that (i) Investor shall not communicate with any employees of the Leasehold Owner or Leasehold Owner’s managers or contractors without, in each instance, the prior written consent of the Company, which consent shall not be unreasonably delayed or withheld, (ii) The Investor shall not communicate with any occupants of the Property without, in each instance, the prior written consent of the Company, which consent shall not be unreasonably withheld, (iii) the Investor shall not perform any tests with respect to the Property without the prior written consent of the Company in each instance, which consent may be withheld in the Company’s sole discretion, and (iv) the Investor shall have no additional rights or remedies under this Agreement as a result of such inspection(s) or any findings in connection therewith.  Without limiting the foregoing, the Investor agrees that its shall not have any so-called “due diligence period” and that it shall have no right to terminate this Agreement or obtain a reduction of its Investor Capital Contribution obligation as a result of such inspection(s) or any findings in connection therewith (including, without limitation, relating to the physical condition of the Property, the operation of the Property or otherwise).  Any entry upon the Property shall be performed in a manner that is not disruptive to occupants of the Property, or the normal operation of the Property and shall be subject to the rights of the occupants of the Property.  The Investor shall (i) exercise reasonable care at all times that the Investor shall be present upon the Property, (ii) at the Investor’s expense, observe and comply with all applicable laws and any conditions imposed by any insurance policy then in effect with respect to the Property to the extent the Investor has previously been informed in writing of such conditions, and (iii) not engage in any activities which would violate the provisions of any permit or license pertaining to the Property to the extent a copy of such permit or license has previously been provided to, or made available to, the Investor. The Company shall have the right to have a representative accompany the Investor during any such communication or entry upon the Property.

9.2           Investor hereby agrees to indemnify, defend and hold the Company and its officers, shareholders, partners, members, directors, employees, attorneys and agents harmless from and against any and all liability, loss, cost, judgment, claim, damage or expense (including, without limitation, reasonable attorneys’ fees and expenses), resulting from or arising out of the entry upon the Property prior to the Closing by the Investor and its employees, agents, consultants, contractors and advisors.  The foregoing indemnification shall survive the Closing or the termination of this Agreement.

9.3           Deleted.

9.4           Notwithstanding any provision in this Agreement to the contrary, neither the Investor nor any representative or agent of the Investor shall contact any Governmental Authority regarding the Property without the Company’s prior written consent thereto, which may be withheld in the Company’s sole and absolute discretion; provided, however, that the foregoing shall not prohibit the Investor from accessing publicly accessible governmental records and databases from time to time.

SECTION 10. RETURN OF DEPOSIT

10.1         If the Investor Closing Conditions are not satisfied prior to the Outside Closing Date, or if, in accordance with the terms of this Agreement, the Investor is entitled to and elects to terminate this Agreement, subject to Section 19 of this Agreement, then this Agreement shall terminate and no party to this Agreement shall have any further rights or obligations hereunder, except that Escrow Agent shall deliver the Deposit to the Investor and thereafter neither party to this Agreement shall thereafter have any further right or obligation hereunder, except for the Surviving Obligations.

10.2         If the Company Closing Conditions are not satisfied prior to the Outside Closing Date, or if, in accordance with the terms of this Agreement, the Company is entitled to and elects to terminate this Agreement, subject to Section 11 of this Agreement, then this Agreement shall terminate and no party to this Agreement shall have any further rights or obligations hereunder, except that Escrow Agent shall deliver the Deposit to the Investor and thereafter neither party to this Agreement shall thereafter have any further right or obligation hereunder, except for the Surviving Obligations.

SECTION 11. INVESTOR DEFAULT

11.1         If (i) the Investor shall default in its obligation to pay the balance of the Investor Capital Contribution or shall default in the performance of any of its other material obligations to be performed on the Closing Date, or (ii) Investor shall default in the performance of any of its other material obligations to be performed prior to the Closing Date and, with respect to any default under clause (ii) only, such default shall continue for five (5) Business Days after written notice to the Investor, the parties hereto agree that the Company’s sole remedy shall be to terminate this Agreement, in which event Escrow Agent shall deliver the One  Million Two Hundred Ninety Thousand Dollars ($1,290,000) of the Deposit (the “Non-Refundable Deposit”) to Company as liquidated damages, it being expressly understood and agreed that in the event of Investor’s default, the Company’s damages would be impossible to ascertain and that the Deposit constitutes a fair and reasonable amount of compensation in such event, and shall deliver the remaining balance of the Deposit to the Investor.  Upon such termination, neither party to this Agreement shall have any further rights or obligations hereunder except that: (a) the Investor shall return to the Company all written material relating to the Property or the transaction contemplated herein delivered by or on behalf of the Company or Members; (b) Escrow Agent shall deliver the Non-Refundable Deposit to the Company as liquidated damages, it being expressly understood and agreed that in the event of the Investor’s default, the Company’s damages would be impossible to ascertain and that the Deposit constitutes a fair and reasonable amount of compensation in such event, except with respect to any breaches of Surviving Obligations (as hereinafter defined);(c) the Surviving Obligations shall survive and continue to bind Investor and the Company and (d) the Company shall deliver the remaining balance of the Deposit to the Investor.

SECTION 12. WARRANTIES AND REPRESENTATIONS

12.1         Company hereby represents and warrants to Investor as follows as of the date hereof:

(i)           The Leasehold Owner is a limited liability company duly organized, validly existing and in good standing under the laws of the State of Delaware;

(ii)          The Company is a limited liability company duly organized, validly existing and in good standing under the laws of the State of Delaware;

(iii)         The Company owns 100% of the membership interests and control of the Leasehold Owner;

(iv)         The Leasehold Owner has full limited liability company power and authority to own, lease, and operate under the Ground Lease and to conduct business as presently conducted;

(v)          The execution and delivery of this Agreement by the Company and the performance by the Company of the Company's obligations under this Agreement will not violate any judgment, order, injunction, decree, regulation or ruling of any court or any Governmental Authority or conflict with, result in a breach of, or constitute a default under the organizational documents of the Company or the Leasehold Owner, any note or other evidence of indebtedness, any mortgage, deed of trust or indenture, or any lease or other agreement or instrument to which the Company or the Leasehold Owner is a party or by which it is bound;

(vi)         The Company has taken all action required (including obtaining any consent, waiver, approval or authorization required) to execute, deliver and perform this Agreement and to make all of the provisions of this Agreement the valid and enforceable obligations they purport to be and has caused this Agreement to be executed by a duly authorized person on behalf of each of them, as applicable;

(vii)        A true, correct and complete copy of the Amended and Restated Limited Liability Company Agreement of Leasehold Owner, effective as of December 23, 2015 (the “Leasehold Owner LLC Agreement”), is attached to the Agreement as Exhibit 12.1(vii);

(viii)       Except for the documents pertaining to the Additional Loan Instrument and the Senior Note and the Junior Notes (as defined in the LLC Agreement), there are no agreements or commitments for future loans, credit or financing to which Company and/or the Leasehold Owner is a party;

(ix)         There is no mortgage, encumbrance, pledge or other security interest with respect to the Company's ownership of the membership interests in the Leasehold Owner, and with respect to the Ground Lease, other than Permitted Exceptions;

(x)          The Leasehold Owner, as Ground Lessee under the Ground Lease, has not sent to the Fee Owner or received from the Fee Owner any written notice specifically alleging an event of default under the Ground Lease which has not been cured nor, to the Company’s knowledge, do their exist a state of facts that would allow the Fee Owner to lawfully deliver a notice of default under the Ground Lease;

(xi)         There are no rights of first offer, purchase options or rights of first refusal affecting the Ground Lease, the Leasehold Owner or the Company, and no such rights are exercisable in connection with the transaction contemplated hereby;

(xii)         There are no other Agreements other than this Agreement and the Leasehold Owner LLC Agreement, relating to the issuance delivery, sale, repurchase or redemption of all or any portion of the interests in the Leasehold Owner or the Company;

(xiii)        To the Company’s knowledge, attached as Exhibit 12.1(xiii) are true and correct copies of the financial statements listed on the cover page of Exhibit 12.1(xiii) (collectively, the “Financial Statements”);

(xiv)       To the Company’s knowledge, the leases described on Exhibit 12.1(xiv) attached hereto (the “Leases”) are the sole occupancy agreements in effect as of the date hereof with respect to the Property.  To the Company’s knowledge, the copies of the Leases in the Data Room prior to the date of this Agreement are true, correct and complete copies of such Leases.  To the Company’s knowledge: (A) except as previously disclosed by the Company, no tenant or occupant under any Lease (a “Tenant”) is more than thirty (30) days in arrears in the payment of rents under its Lease; (B) no Tenant has paid rent more than thirty (30) days in advance.  During the twelve (12) months prior to the date of this Agreement, the Leasehold Owner has not given to, nor has it received from, any Tenant, any written notice of a default that has not been cured.

(xv)        As of the Closing, neither the Company nor the Leasehold Owner shall have any indebtedness other than as shown on the Financial Statements provided to Investor and those incurred in the ordinary course since the date of such Financial Statements.  The Financial Statements accurately reflect in all material respects the financial condition and the results of operations of the Company and the Leasehold Owner at the end of and for the periods presented;

(xvi)       Company and its subsidiaries have complied with all applicable laws with respect to withholding of taxes;

(xvii)      To the Company’s knowledge, all tax returns of Company and the Leasehold Owner have been or will be timely filed and none of such entities are the subject of a pending tax audit or settlement negotiation with applicable taxing authorities and there are no liens for unpaid taxes affecting any assets of Company or any of its subsidiaries;

(xviii)     There currently exist no tax appeals with respect to the Property, the Ground Lease or the Leasehold Owner.  All taxes payable with respect to the Ground Lease and the Leasehold Owner have been timely paid or will be timely paid when due.  There are no claims, audits or investigations or, to the knowledge of the Company, threatened claims, audits or investigations, against or with respect to the Leasehold Owner with respect to taxes, and the Company has no knowledge of or notice concerning any existing or proposed special assessments or similar taxes, charges or assessments against the Property or the Ground Lease or any utility service moratoriums or other moratoriums affecting the Property and/or the Ground Lease;

(xix)        The Company has been treated as a partnership and not as a corporation or association for federal income tax purposes since the date of its formation;

(xx)         The Company has no knowledge, nor has it received any formal notice, of any threatened or pending condemnation proceeding, legal actions, suits or other litigation adversely affecting Leasehold Owner, the Property, the Ground Lease, or any permit or license pertaining to the Property and/or the Ground Lease.

(xxi)        To the knowledge of the Company, Neither the Company nor the Leasehold Owner has received any written notice from any governmental agency of any uncured material violation of any federal, state, county or municipal law, ordinance, order, regulation or requirement (including any Permitted Exception) affecting the Property

(xxii)       A list of all insurance policies maintained by or on behalf of the Leasehold Owner with respect to the Property and/or the Ground Lease are attached as Exhibit 12.1(xxii).  Such insurance policies are in full force and effect on the date of this Agreement and all premiums due on such insurance policies have been paid.

(xxiii)      The Company has no employees; and

(xxiv)      Neither the Company nor the Leasehold Owner is a debtor in any state or federal insolvency bankruptcy, or receiving proceeding.

(xxv)       None of the Company or the Leasehold Owner has filed any petition seeking or acquiescing in any reorganization, arrangement, composition, readjustment, liquidation, dissolution or similar relief under any law relating to bankruptcy or insolvency, nor has any such petition been filed against the Company or the Leasehold Owner; No general assignment of the Company or the Leasehold Owner's property has been made for the benefit of creditors, and no receiver, master, liquidator or trustee has been appointed for Investor or any of its property; None of the Company or the Leasehold Owner is insolvent and the consummation of the transactions contemplated by this Agreement shall not render any of the Company or the Leasehold Owner insolvent;

(xxvi)      None of (A) the Company (B) Leasehold Owner, (C) any Person, directly or indirectly, controlling or controlled by any of them, (D) if any of the Company or the Leasehold Owner is a privately-held entity, any Person having a beneficial interest in the Company or the Leasehold Owner, as applicable, or (E) any Person for whom the Company or the Leasehold Owner are acting as agent or nominee in connection with the transaction contemplated by this Agreement, is a country, territory, individual or entity named on any OFAC List or a Person prohibited under the OFAC Programs.  “OFAC” means the U.S. Treasury Department’s Office of Foreign Assets Control. “OFAC List” means any list maintained, from time to time, by OFAC, which lists countries, territories, Persons and other entities, the engagement of transactions with whom is prohibited by OFAC and/or by Executive Order 13224 (Sept. 24, 2001) “Blocking Property and Prohibiting Transactions with Persons Who Commit, Threaten to Commit, or Support Terrorism”, which lists can be found on the OFAC website at <http://www.ustreas.gov/ofac>.  “OFAC Programs” means the programs administered by OFAC, which prohibit dealing with individuals or entities in certain countries regardless of whether such individuals or entities appear on any OFAC List.  “Person” means any individual, corporation, partnership, joint venture, association, joint stock company, trust, trustee, estate, limited liability company, unincorporated organization, real estate investment trust, government or any agency or political subdivision thereof, or any other form of entity;

(xxvii)     None of the Company or the Leasehold Owner is a “party in interest” as defined in ERISA and no portion of the Property nor interest in the Company is treated as the asset of an employee benefit or as “plan assets” as defined in ERISA.

(xxviii)    The Mizrachi Member and Werner Member collectively own 100% of the membership interests in and to the Company and none of such membership interests or any portion thereof has been transferred or pledged or is subject to any agreement regarding a transfer or pledge thereof;

(xxix)      There are no judgments, orders or decrees of any kind against Leasehold Owner or the Company unpaid or unsatisfied of record and no legal action, suit or other legal or administrative proceeding against Leasehold Owner the Company, in any case pending or threatened in writing, which is reasonably likely to have a material adverse effect on the Company’s ability to perform its obligations hereunder, and, to the Company’s knowledge, no fact or circumstance has occurred which has, or is reasonably likely to have, any material adverse effect on the ability of the Company, as applicable, to perform its obligations under this Agreement;

(xxx)       The Leasehold Owner’s Federal taxpayer identification number is 27-4182569.  Company’s Federal taxpayer identification number is 27-4269595.

(xxxi)     This Agreement is, and all documents which are to be delivered by the Company at the Closing are or at the time of Closing will be, duly authorized, executed and delivered by the Company, as applicable, the legal, valid and binding obligations of the Company, as applicable, enforceable in accordance with their terms, subject to general principles of equity and to bankruptcy, insolvency, reorganization, moratorium or other similar laws presently or hereafter in effect affecting the rights of creditors or debtors generally and do not conflict with any provision of any law or regulation to which the Company are subject, or violate any provision of any judicial order to which the Company is a party, as applicable, or to which the Company or Leasehold Owner are subject, as applicable.

12.2           The Mizrachi Member solely with respect to itself and the Company and Werner Member with respect to the Werner Member, hereby represent and warrant to Investor as follows as of the date hereof:

(i)           None of the Members or any of their respective subsidiaries has filed any petition seeking or acquiescing in any reorganization, arrangement, composition, readjustment, liquidation, dissolution or similar relief under any law relating to bankruptcy or insolvency, nor has any such petition been filed against the Members or any of their respective subsidiaries; No general assignment of the Members' or any of their respective subsidiaries’ property has been made for the benefit of creditors, and no receiver, master, liquidator or trustee has been appointed for Investor or any of its property; None of the Members or any of their respective subsidiaries is insolvent and the consummation of the transactions contemplated by this Agreement shall not render any of the Members or any of their respective subsidiaries insolvent;

(ii)          None of (A) the Members (B) any Person, directly or indirectly, controlling or controlled by any of them, (C) if any of the Members is a privately-held entity, any Person having a beneficial interest in the Members, as applicable, or (D) any Person for whom the Members are acting as agent or nominee in connection with the transaction contemplated by this Agreement, is a country, territory, individual or entity named on any OFAC List or a Person prohibited under the OFAC Programs (as such terms are defined in Section 12.1(xxvi));

(iii)         No authorization or consents shall be needed to allow for the execution of this Agreement and the consummation of the Closing Transactions and such execution and consummation shall not violate any agreement to which the Members or their subsidiaries is a party, as applicable;

(iv)         None of the Members nor any of their respective subsidiaries is a “party in interest” as defined in ERISA;

(v)         The Members are the sole owners of their respective interests in Company and neither has transferred or pledged or entered an agreement to the same with regard to, all or any portion of such interests;

(vi)         There are no judgments, orders or decrees of any kind against the Members unpaid or unsatisfied of record and no legal action, suit or other legal or administrative proceeding against the Members, in any case pending or threatened in writing, which is reasonably likely to have a material adverse effect on the Members’ ability to perform its obligations hereunder, and, to the Members’ knowledge, no fact or circumstance has occurred which has, or is reasonably likely to have, any material adverse effect on the ability of the Members, as applicable, to perform its obligations under this Agreement;

(vii)        Each Member is a limited liability company duly organized, validly existing and in good standing under the laws of the State of Delaware;

(viii)       The Members have, each on behalf of itself, taken all action required (including obtaining any consent, waiver, approval or authorization required) to execute, deliver and perform this Agreement and to make all of the provisions of this Agreement the valid and enforceable obligations they purport to be and has caused this Agreement to be executed by a duly authorized person on behalf of each of them, as applicable;

(ix)         This Agreement is, and all documents which are to be delivered by the Members at the Closing are or at the time of Closing will be, duly authorized, executed and delivered by the Members, the legal, valid and binding obligations of the Members, as applicable, enforceable in accordance with their terms, subject to general principles of equity and to bankruptcy, insolvency, reorganization, moratorium or other similar laws presently or hereafter in effect affecting the rights of creditors or debtors generally and do not conflict with any provision of any law or regulation to which the Members are subject, or violate any provision of any judicial order to which the Members are a party, as applicable, or to which the Members are subject, as applicable; and

(x)          The Werner Member is not a “foreign person” within the meaning of Section 1445(f)(3) of the Internal Revenue Code.

12.3           The Investor represents and warrants to the Company and the Members that, as of the date hereof:

(i)          The Investor is a limited liability company, duly organized, validly existing and in good standing under the laws of the State of Delaware; Investor has taken all action required to execute, deliver and perform this Agreement and to make all of the provisions of this Agreement the valid and enforceable obligations they purport to be and has caused this Agreement to be executed by a duly authorized person;

(ii)          This Agreement is, and all documents which are to be delivered to the Company or the Members by Investor at the Closing are or at the time of Closing will be, duly authorized, executed and delivered by Investor; are, or (with respect to any of the documents to be delivered at Closing) at the time of Closing will be, legal, valid and binding obligations of the Investor enforceable in accordance with their terms, subject to general principles of equity and to bankruptcy, insolvency, reorganization, moratorium or other similar laws presently or hereafter in effect affecting the rights of creditors or debtors generally; and do not conflict with any provision of any law or regulation to which the Investor is subject, violate any provision of any judicial order to which Investor is a party or to which Investor is subject;

(iii)         There are no judgments, orders or decrees of any kind against Investor unpaid or unsatisfied of record and no legal action, suit or other legal or administrative proceeding against the Investor, in any case pending or threatened, which is reasonably likely to have a material adverse effect on Investor’s ability to perform its obligations hereunder, and, to the Investor’s knowledge, no fact or circumstance has occurred which has, or is reasonably likely to have, any material adverse effect on (a) the business or assets or the condition, financial or otherwise, of the Investor or (b) the ability of the Investor to perform its obligations under this Agreement;

(iv)         The Investor has not filed any petition seeking or acquiescing in any reorganization, arrangement, composition, readjustment, liquidation, dissolution or similar relief under any law relating to bankruptcy or insolvency, nor has any such petition been filed against Investor; No general assignment of the Investor’s property has been made for the benefit of creditors, and no receiver, master, liquidator or trustee has been appointed for the Investor or any of its property; the Investor is not insolvent and the consummation of the transactions contemplated by this Agreement shall not render the Investor insolvent; the Investor has now and will have as of the Closing Date sufficient capital or net worth to meet its current obligations; and the Investor certifies that any financial statements and any financial statements of the Investor and/or any affiliate of the Investor submitted to the Company are true, correct and complete;

(v)          The amounts payable by the Investor to the Company hereunder are not and were not, directly or indirectly, derived from activities in contravention of federal, state or international laws and regulations (including, without limitation, anti-money laundering laws and regulations).  None of (A) the Investor, (B) any Person, directly or indirectly, controlling or controlled by the Investor, (C) if the Investor is a privately-held entity, any Person having a beneficial interest in Investor, or (D) any Person for whom the Investor is acting as agent or nominee in connection with the transaction contemplated by this Agreement, is a country, territory, individual or entity named on any OFAC List or a Person prohibited under the OFAC Programs (as such terms are defined in Section 12.1(xxvi));  and

(vi)         The Investor is either a domestic corporation or a domestic partnership for U.S. Federal, state, and local income tax purposes.  Investor is directly or indirectly wholly-owned and controlled by Optibase Ltd.

12.4           Subject to the limitations set forth below and otherwise in this Agreement, the Investor shall have the right to seek indemnification from the Company for actual damages suffered as a result of the breach of the Surviving Representations.  The representations of the Company and the Members set forth in this Agreement (collectively, the “Surviving Representation(s)”) shall survive the Closing under this Agreement for a period of one (1) year after the Closing Date (the “Survival Period”).  Each Surviving Representation shall automatically be null and void and of no further force and effect after the Survival Period unless, prior to the end of the Survival Period, the Investor shall have asserted in writing a specific claim with respect to the particular Surviving Representation and commenced a legal proceeding within sixty (60) days thereafter against the Company or the Members alleging that one or more of the Company or the Members is in breach of such Surviving Representation and that the Investor has suffered or will suffer actual damages as a result thereof (a “Proceeding”).  In no event shall Investor be entitled to assert any consequential, special or punitive damages, nor shall it be entitled to any award or payment based on such damages.  If the Investor timely commences a Proceeding, and a court of competent jurisdiction, pursuant to a final, non-appealable order in connection with such Proceeding, determines that (1) the applicable Surviving Representation was breached as of the date of this Agreement or the Closing Date and (2) the Investor suffered actual damages (the “Damages”) by reason of such breach and (3) the Investor did not have knowledge of such breach prior to the Closing, then the Investor shall be entitled to receive an amount equal to the Damages, but in no event in an amount greater than the Ceiling (as hereinafter defined); provided, however, Investor shall not be entitled to pursue any claim against the Company or the Members for damage to Investor that is less than the Floor (as hereinafter defined).  If the Investor has claim(s) against the Company or the Members in excess of the Floor, then the Investor shall be entitled to pursue the actual loss suffered by the Investor, whether directly or through its ownership of the Company, in connection with such claim(s) against the Company or the Members, but in no event shall the Company’s and the Members’ aggregate liability for any and all claims exceed the Ceiling.  For purposes of this Section 12.4, the Investor shall be deemed to have knowledge if any Investor Knowledge Party (as hereinafter defined) had actual knowledge of the fact in issue prior to Closing, or any other information with respect to the Company or Property.  As used herein, “Floor” shall mean with respect to any claim or claims against the Company or the Members for breach of any Surviving Representation, One Hundred Thousand and 00/100 Dollars ($100,000.00), and “Ceiling” shall mean Five Hundred Thousand and 00/100 Dollars ($500,000.00) except that with respect to claims in respect of a breach of Section 12.1(iii), (vi) and (xxxi) and Section 12.2 (v), (viii) and (ix), with respect to which the Ceiling shall be the amount of the Investor Capital Contribution.   The provisions of this Section 12.4 shall constitute the sole and exclusive remedy after closing for breaches of the Company’s or the Members’ representations.

12.5           Until Closing, the Company and the Members, as applicable shall endeavor to update any their respective representations or warranties in this Agreement to (i) correct any material and adverse mistake of which they have actual knowledge and/or (ii) reflect any material and adverse matter which arises subsequent to the date of this Agreement of which they have actual knowledge.  Each of the Company and the Members hereby agree that it will not intentionally cause any of their respective representations or warranties of to be breached.  For the purposes of Section 4, Section 12 and Section 19, “material” shall mean any state of facts, taken alone or together with all other material untruths or inaccuracies and all such covenants with which the Company or the Members have not materially complied, the restoration of which to the condition represented or warranted by the Company or the Members, as applicable, under this Agreement, or the cost of compliance with which, would cost in excess of Fifty Thousand and 00/100 Dollars ($50,000.00).

12.6           Indemnification For Third Party Claims and Taxes.

(i)           Subject to items (a) and (b) below, if, during the Survival Period a claim is asserted against the Company or the Leasehold Owner by a third party with respect to a cause of action that occurred prior to the Closing, then the Company shall indemnify the Investor for any damages suffered by the Investor (whether directly or through its ownership of the Company and the Leasehold Owner) as a result of such claim provided, however, that (a) the amount recoverable by the Investor under this Section 12.6 shall be subject to the Floor set forth in Section 12.4 and limited to the unexhausted portion of the Ceiling and (b) shall be counted toward the amount of the Ceiling for purposes of Section 12.4.

(ii)          The Company shall indemnify the Investor from and against any the full amount of any claim, cost, penalty, losses or liability suffered by the Investor, whether directly or through the Investor's ownership of the Company and the Leasehold Owner, that is caused by: (a) any tax liability (including, without limitation, any withholding tax liability) owed and payable by the Company or the Leasehold Owner to any governmental authority with respect to the period prior and/or as of the Closing or with respect to a transaction undertaken prior to and/or as of the Closing ("Existing Tax Liability") and (b) any transfer tax, conveyance tax, or similar liability, whether incurred at the city, county, state or federal level ("Transfer Tax Liability"), imposed or which may be imposed on the Leasehold Owner, the Company or the Investor in connection with any transaction or conveyance of a direct or indirect interest in the Company, the Leaseholder Owner or the Property (including any direct or indirect transfer of ownership of the Werner Member or the Mizrahi Member) occurring at any time prior to the Closing Date or occurring during the period of twenty-four (24) months following the Closing Date, but excluding any Transfer Tax Liability arising out of any direct or indirect transfer of all or substantially all of the Property.  The indemnification obligation for Existing Tax Liability and for Transfer Tax Liability shall not be subject to the limitations set forth in Section 12.4 and shall survive the Closing Date.

(iii)         If the Company makes any payment to the Investor for indemnification under this Agreement (including under Sections 12.4, 12.6(i) (ii) and Section 13.1 of this Agreement)  (an "Indemnification Payment"), the Company shall add an additional amount to such payment (such additional amount being the "Gross-Up Payment") equal to (x) the Indemnification Payment divided by (y) the difference between 100% and the Investor's Percentage Interest in the Company at the time of the Indemnification Payment.  The amount of the Gross-Up Payment shall not be taken into consideration for the purposes of calculating Floor and Ceiling in Section 12.4.  By way of example, if the Investor owns thirty percent (30%) of the Company and the Company owes the Investor an Indemnification Payment of $100,000 under Section 12.6(i) above, then the Company shall add a Gross-Up Payment of $42,857.14 for a total payment of $142,857.14 to the Investor, and the Ceiling shall be reduced by $100,000.

12.7           The terms “actual knowledge,” and phrases of similar import shall mean the actual present knowledge (and not constructive knowledge) of David Werner with respect to the Werner Member and Joseph Mizrachi and Adam Mizrahi with respect to the Mizrachi Member and Company, without independent inquiry or investigation, and shall not mean that any of the Company or the Members or such individual is charged with knowledge of the acts, omissions and/or knowledge of the Company’s or Members’ agents or employees, as applicable.

12.8           The terms “to Investor’s actual knowledge,” “to the best of Investor’s actual knowledge,” “Investor Knowledge Party” and phrases of similar import shall mean the actual present knowledge (and not constructive knowledge) of [Amir Phillips], without independent inquiry or investigation, and shall not mean that Investor or such individual is charged with knowledge of the acts, omissions and/or knowledge of Investor’s agents or employees.

SECTION 13.   BROKER

13.1           The Company hereby indemnifies and holds Investor harmless from and against any and all claims for any commission, fee or other compensation by any person or entity, including, without limitation, Mr. Shaul Braun, who shall claim to have dealt with the Company or Members in connection with the Closing Transactions and for any and all costs incurred by Investor in connection with any such claims including, without limitation, reasonable attorneys’ fees and disbursements.

13.2           Investor represents to the Company that it has not dealt with any broker, finder or like agent in connection with this transaction.  Investor hereby indemnifies and holds the Company and the Members harmless from and against any and all claims for any commission, fee or other compensation by any person or entity who shall claim to have dealt with Investor in connection with the sale of the Property and for any and all costs incurred by the Company or the Members in connection with any such claims including, without limitation, reasonable attorneys’ fees and disbursements.

13.3           The provisions of this Section 13 shall survive the Closing or any early termination of this Agreement.

SECTION 14.   CLOSING COSTS & PRORATIONS

14.1           The Members shall be responsible for the costs of legal counsel, advisors and other professionals employed by the Company in connection with the Closing Transactions.

14.2           Investor shall be responsible for (i) the costs and expenses associated with its due diligence and (ii) the costs and expenses of its legal counsel, advisors and other professionals employed by it in connection with the Closing Transactions

14.3           Each of the Investor and the Members shall bear fifty percent (50%) of (i) the premiums and fees for title examination and an updated title insurance policy and endorsements obtained (including a non-imputation endorsement) and all related charges and survey costs in connection therewith and  (ii) all escrow and/or closing fees of Escrow Agent.

14.4           Prorations, Credits and Other Adjustments.  At Closing, the Investor and the Members shall prorate all items of income and expense which are customarily prorated in a fee transaction in which real property comparable to the Property is transferred in the State of Illinois, including, without limitation, the adjustments referred to in Sections 14.1 and 14.2 above and the pro-rations and other adjustments provided before below.  The amount of the Investor Capital Contributions to be funded by the Investor to the Company on the Closing Date shall be adjusted accordingly to reflect such prorations (provided that the same shall not adjust the Investor Capital Contribution under the LLC Agreement).  As a general matter, the Members are responsible for one hundred percent (100%) of the expenses, and are entitled to receive one hundred percent (100%) of the income, for any period prior to the 23:59 on the day prior to the Closing Date (the “Apportionment Date”), and the Company is responsible for one hundred percent (100%) of the expenses, and is entitled to receive one hundred percent (100%) of the income, for any period after the Apportionment Date.  The Members and the Investor shall cooperate with each other to prepare both the Preliminary Statement and the Final Statement of these pro-rations, credits and other adjustments as contemplated in Section 14.4(vii) hereof (as such terms are defined in Section 14.4(viii) hereof).

(i)         The following shall be apportioned between the Members and the Company as set forth above as of the Apportionment Date on the basis of the actual number of days of the month which shall have elapsed as of the Apportionment Date and based upon the actual number of days in the month and a 365 day year:

(a)           Subject to Section 14.4(ii), the Base Rents and the Additional Rents (as defined in Section 14.4(ii) hereof) payable pursuant to the Leases (including, without limitation, operating expense escalation payments and real estate tax escalation payments, if any, payable under the Leases), and storage charges (collectively, “Rents”).

(b)           Subject to Section 14.4(iii), real estate taxes, sewer rents and taxes, water rates and charges (to the extent not accounted for pursuant to clause (a) above), vault charges and taxes, business improvement district taxes and assessments and any other governmental taxes, charges or assessments levied or assessed against the Property (collectively, “Property Taxes”), on the basis of the respective periods for which each is assessed or imposed.

(c)           Administrative charges, if any, permitted under the Leases or applicable law, on security deposits held pursuant to the Leases.

(d)           Subject to Sections 14.4(iv), fuel, if any, at the Property and all other Utility (as defined in Section 14.4(iv) hereof) charges with respect to the Property (excluding any deposits held by the providers of Utilities, which shall be credited to Members).

(e)           Prepaid fees for licenses and other permits as of the Apportionment Date.

(f)           Any amounts prepaid or payable by the Leasehold Owner under the Ground Lease or the Leasehold Owner LLC Agreement.

(g)           Fees, other compensation and reimbursable expenses payable (the “Manager Costs”) to 300 River Property Manager LLC (the “Property Manager”), a Delaware limited liability company under the Property Management Agreement, made effective as of December 29, 2010 by and between the Leasehold Owner and the Property Manager (the “Management Agreement”).

(h)           Pre-paid premiums on the insurance policies obtained by the Leasehold Owner or the Manager for the Property.

(i)            All other operating expenses with respect to the Property.

(j)            Current debt service on any loans.

(k)           Such other items as are customarily apportioned in accordance with real estate closings of commercial properties in the State of Illinois.

(ii)       Rents shall be apportioned as follows:

(a)           Monthly base or fixed rents (collectively, “Base Rents”) under the Leases shall be adjusted and prorated on an "if, as and when collected" basis.  Base Rents collected by the Leasehold Owner after the Closing Date from tenants or occupants under any Leases (“Tenants”) who owe Base Rents for periods prior to the Closing Date, shall be applied in the order of maturity (oldest to newest).  Each such amount, less reasonable collection costs and any management fee payable on such amounts in accordance with the terms and conditions of the Management Agreement, shall be adjusted and prorated as provided above, and the Company shall cause the Leasehold Owner, within fifteen (15) business days after receipt of such amount, to pay to the Members any amounts allocable to periods before the Apportionment Date to which it is so entitled.

(b)           Reserved.

(c)           With respect to any Lease that provides for the payment by Tenants of additional rent (or escalation rent, if applicable) for real estate taxes, operating expenses, labor costs, cost of living indices or porter’s wages or other items of Rent which are not Base Rents, such as charges for electricity, steam, water, cleaning, overtime services, sundry charges, common area maintenance charges, taxes, insurance or other charges of a similar nature (collectively with the Manager Costs, “Additional Rent”), such Additional Rent shall be adjusted and prorated between Members and the Company upon payment by Tenants of such Additional Rent in the ordinary course.  Additional Rent paid by Tenants for the accounting period in which the Closing Date occurs shall be apportioned between Members and the Company as set forth above based upon the ratio that the portion of such accounting period prior to the Closing Date bears to the entire such accounting period.  If, prior to the Closing Date, the Company or Leasehold Owner receives any installments of Additional Rent attributable to Additional Rent for periods from and after the Closing Date, then such sums shall be credited to the Company.

(d)           Reserved.

(e)           To the extent any portion of Additional Rent is required to be paid monthly by Tenants on account of estimated amounts for the current period, and at the end of each calendar year (or, if applicable, at the end of each lease year or tax year or any other applicable accounting period), such estimated amounts are to be recalculated based upon the actual expenses, taxes and other relevant factors for that calendar (lease or tax) year, with the appropriate adjustments being made with such Tenants, then such portion of the Additional Rent which has been received by the Members as of Closing shall be prorated between the Members and the Company as set forth above on the Closing Date based on such estimated payments (i.e., with (x) the Members entitled to receive all monthly installments of such amounts with respect to periods prior to the calendar month in which the Closing Date occurs, to the extent such amounts are as of the Closing Date estimated to equal the amounts ultimately due to the Members for such periods, (y) the Company entitled to receive all monthly installments of such amounts with respect to periods following the calendar month in which the Closing Date occurs as set forth above, and (z) the Members and the Company apportioning all monthly installments of such amounts with respect to the calendar month in which the Closing Date occurs).  From and after Closing, if Additional Rent is paid by a Tenant which relates to the period prior to the Closing Date or the calendar month in which the Closing Date occurs, then such Additional Rent shall be pro-rated, at the time that such Additional Rent is received, in accordance with the immediately preceding sentence.  At the time(s) of final calculation and collection from (or refund to) Tenants of the amounts in reconciliation of actual Additional Rent for a period for which estimated amounts have been prorated, there shall be a re-proration between the Members and the Company as set forth above, with the net credit resulting from such re-proration, after accounting for amounts required to be refunded to Tenants, being payable to the appropriate party as set forth above.

(f)           To the extent that any Tenant, pursuant to a right contained in an existing Lease, conducts an audit respecting any Additional Rent calculation (a “Rent Audit”) for an accounting period that expired prior to the Closing Date, or otherwise becomes entitled to a refund of Additional Rent with respect to a period prior to the Closing Date, the Members shall be liable for any refunds due to such Tenant or be the recipient of any additional payments due by such tenant as the result of such Rent Audit.  The results of any Rent Audit for any other accounting period shall be apportioned in the same manner as Additional Rent.  Rent Audits for accounting periods that expire prior to the Closing Date shall be settled by the Members in accordance with the applicable existing Lease, subject to the Investor's approval as provided in the LLC Agreement.  Rent Audits for accounting periods commencing prior to the Closing Date but extending after the Closing Date shall be settled by the Leasehold Owner in accordance with the applicable existing Lease, but the Members shall receive notice of all negotiations or proceedings in connection therewith, shall have the right to intervene therein and must approve all matters to be approved by the Leasehold Owner under the applicable existing Lease in connection therewith, which approval shall not be unreasonably withheld, delayed or conditioned.

(g)           To the extent that any amounts are paid or payable by a Tenant under a Lease to the Leasehold Owner in advance of the period to which such expense applies, whether as a one-time payment or in installments (e.g. for Property Tax escalations), such amounts shall be apportioned as provided above but based upon the period for which such payments were or are being made.

(h)           Any Rents received directly or indirectly by the Members or by the Company (or by the Leasehold Owner) following the Closing Date, which are the property of the other, shall be paid to the other within fifteen (15) days following the date in which such Rents are received.

(iii)          Property Taxes for the Property shall be apportioned on the basis of the fiscal period for which assessed, such that the Members shall be responsible for all Property Taxes prior to the Closing Date and the Company shall be responsible for all Property Taxes from and after the Closing Date.  If not paid prior to Closing, the Members shall pay to the Company (or to the Leasehold Owner) its portion of such Property Taxes as and when such Property Taxes are due and payable with respect to the Property, upon written notice from the Company (or the Leasehold Owner) of such payment to be made by the Members of the Property Taxes and the applicable payment date.  If and to the extent that Property Taxes for any Property are reimbursed by Tenants at the Property, then the Members shall be entitled to receive one hundred percent (100%) of all such reimbursements for Property Taxes relating to the period prior to the Closing Date, and the Company shall be entitled to receive one hundred percent (100%) of all such reimbursements for Property Taxes relating to the period from and after the Closing Date.

(iv)      The unfixed water rates and charges and sewer rents and taxes covered by any water meters at the Property, if any, and any charges for all electricity, steam, gas and other utility services (collectively, the “Utilities”) shall, to the extent not covered by Additional Rent, be apportioned with respect to the Property such that the Members shall be responsible for all Utilities for such Property prior to the Closing Date and the Company shall be responsible for all Utilities for such Property from and after the Closing Date.  If not paid prior to Closing, the Members shall pay to the Company (or to the Leasehold Owner) its portion of such Utilities as and when such Utilities are due and payable, upon written notice from the Company (or the Leasehold Owner) of such payment to be made by the Members of the Utilities and the applicable payment date.  The Members will receive a credit for the full amount of any cash security deposits held by any Utility providers for the account of the Leasehold Owner on the Closing Date.  In connection with the apportionment of the Utilities, the parties hereto shall apportion Utilities based upon a reasonable estimate of Utilities for the billing period in which the Closing occurs utilizing the most recent utility bill for the Property.

(v)       Any rental insurance proceeds with respect to the Property received by the Leasehold Owner, the Members or any other person shall be pro-rated and apportioned in the same manner as Base Rents, as set forth above.

(vi)      All capital expenses relating to the Property (other than capital expenses which are the obligation of the Members pursuant to Section 14.4(vii) hereof) shall be pro-rated and apportioned as of December 1, 2015 between the Members and the Company.  If and to the extent that, prior to Closing, the Members incur the cost of, and pay for, any capital expenses for the Property, which relate to the period from and after December 1, 2015 and prior to the Closing Date, then the Company shall reimburse the Members for all such amounts at Closing.  Exhibit 14.4(vi) attached hereto sets forth any existing capital expenditures as of the Effective Date.

(vii)     All Tenant Inducement Costs, construction management fees relating to tenant improvements and leasing commissions shall be pro-rated and apportioned as of December 1, 2015 between the Members and the Company, and any Tenant Inducement Costs or leasing commissions which become payable under or with respect to (A) any renewals, modifications, amendments or expansions of existing Leases or other supplementary agreements relating thereto exercised or entered into after December 1, 2015 and (B) any new Leases entered into after December 1, 2015 shall be a Company expense.  If and to the extent that, prior to Closing, the Members incur the cost of, and pays for, any Tenant Inducement Costs, management fees and leasing commissions which relate to the period from and after December 1, 2015 and prior to the Closing Date, then the Company shall reimburse the Members for all such amounts at Closing.  For purposes hereof, the term “Tenant Inducement Costs” shall mean any out-of-pocket payments required under a Lease to be paid by the landlord thereunder to or for the benefit of the Tenant thereunder which is in the nature of a tenant inducement or concession, including, without limitation, tenant improvement costs, construction management fees relating to tenant improvements, design, refurbishment and other work allowances, lease buyout costs, and moving allowances; provided that “Tenant Inducement Costs” shall not include loss of income resulting from any free rental period (it being agreed that the Members shall bear such loss resulting from any free rental period with respect to the period prior to the Closing Date and that the Company shall bear such loss with respect to the period from and after the Closing Date as set forth above).

(viii)    At or prior to the Closing, the Members and the Investor and/or their respective agents or designees will jointly prepare a preliminary closing statement (the “Preliminary Statement”) which will show the net amount due either to the Members or to the Company as set forth above as the result of the adjustments and pro-rations provided for herein, and such net due amount will be added to or subtracted from the cash balance of the Investor Capital Contribution, the Werner Payment and the Mizrachi Capital Contribution pursuant to Section 1, as applicable.  Within ninety (90) days following the Closing Date, the Members and the Investor will jointly prepare a final closing statement reasonably satisfactory to Members and the Investor in form and substance (the “Final Statement”) setting forth the final determination of the adjustments and pro-rations provided for herein and setting forth any items which are not capable of being determined at such time (and the manner in which such items shall be determined and paid).  The net amount due to the Members or the Company as set forth above, if any, by reason of adjustments to the Preliminary Statement as shown in the Final Statement, shall be paid in cash by the party obligated therefor within five (5) business days following that party’s receipt of the approved Final Statement.  The adjustments, prorations and determinations agreed to by the Members and the Investor in the Final Statement shall be conclusive and binding on the parties hereto except for any items which are not capable of being determined at the time the Final Statement as agreed to by the Members and the Investors, which items shall be determined and paid in the manner set forth in the Final Statement and except for other amounts payable hereunder pursuant to provisions which survive the Closing. Prior to and following the Closing Date, each party shall provide the other with such information as the other shall reasonably request (including, without limitation, access to the books, records, files, ledgers, information and data with respect to the Property in accordance with Section 9) in order to make the preliminary and final adjustments and prorations provided for herein.

(ix)       If any payment to be made after Closing under this Section 14.4 shall not be paid when due hereunder and the party expecting to receive such payment has delivered written notification to the other party that such payment has not been received, then the same shall bear interest (which shall be paid together with the applicable payment hereunder) from the date due until so paid at a rate per annum equal to the prime rate (as such rate may vary from time to time) as reported in the Wall Street Journal plus eight percent (8%).  To the extent a payment provision in this Section 14.4 does not specify a period for payment, then for purposes hereof such payment shall be due within fifteen (15) business days of the date such payment obligation is triggered.

(x)        At the Closing, the Members shall credit the Company for any security deposits with respect to the Leases then held by the Members and not applied to defaults or returned to Tenants.

(xi)        Reserved

(xii)      The provisions of this Section 14.4 shall survive the Closing for a period ninety (90) days or sooner in the event both parties agree, in writing, by executing the Final Statement, that all obligations of the parties hereunder have been satisfied and fully complied.

14.5         Subject to Section 14.4(xii), the provisions of this Section 14 shall survive the Closing.

SECTION 15. CASUALTY AND CONDEMNATION

15.1         Casualty.

(i)        If, prior to the Closing Date, all or any portion of the Property is damaged by fire or other casualty, whether or not such damage affects a material part of the Property, then the Company shall notify the Investor in writing of such fact and whether or not such damage affects a material part of the Property, and:

(a)            if less than ten percent (10%) of the Property is damaged, then neither party shall have the right to terminate this Agreement and the parties shall nonetheless consummate this transaction in accordance with this Agreement, without any adjustment of the Investor Capital Contribution, the Werner Payment and/or the Mizrachi Capital Contribution or any liability or obligation on the part of the Members by reason of said destruction or damage; and

(b)           if such damage or casualty affects ten percent (10%) or more of the Property, then the Investor shall have the sole option, exercisable within ten (10) business days after receipt of notice of the occurrence of such fire or other casualty (but in no event later than the Closing Date), TIME BEING OF THE ESSENCE, to terminate this Agreement by delivering written notice thereof to the Members, whereupon (A) the Deposit shall be returned to the Investor, (B) this Agreement shall be deemed canceled and of no further force or effect and (C) neither party shall have any further rights or liabilities against or to the other except for such provisions which are expressly provided in this Agreement to survive the termination hereof, and if the Investor shall not have timely elected to terminate this Agreement, then the parties shall consummate this transaction in accordance with this Agreement, without any adjustment of capital contributions or any liability or obligation on the part of the Members by reason of said destruction or damage.

15.2       Condemnation.

(i)         If, prior to the Closing Date, any part of the Property is taken or rendered unusable for its current purpose or reasonably inaccessible by eminent domain (or is the subject of a pending or contemplated taking which has not been consummated) (a “Taking”), then the Company shall notify the Investor in writing of such fact and:

(a)            if such Taking involves less than ten percent (10%) of the rentable area of the Property, as determined by an independent appraiser chosen by the Members (subject to the Investor's review and reasonable approval), then neither party shall have the right to terminate this Agreement and the parties shall nonetheless consummate this transaction in accordance with this Agreement, without any adjustment of the Investor Capital Contribution, the Werner Payment and/or the Mizrachi Capital Contribution or any liability or obligation on the part of the Members by reason of said Taking; and

(b)           if such Taking involves ten percent (10%) or more of the rentable area of the Property, as determined by an independent appraiser chosen by the Members (subject to the Investor's review and reasonable approval), then the Investor shall have the option, exercisable within ten (10) days after receipt of notice of such Taking, TIME BEING OF THE ESSENCE, to terminate this Agreement by delivering written notice thereof to the Members, whereupon (A) the Deposit shall be returned to the Investor, (B) this Agreement shall be deemed canceled and of no further force or effect and (C) neither party shall have any further rights or liabilities against or to the other except pursuant to the provisions of this Agreement, which are expressly provided to survive the termination hereof, and if the Investor shall not have elected to terminate this Agreement, then the parties shall consummate this transaction in accordance with this Agreement, without any adjustment of the capital contributions or any liability or obligation on the part of the Members by reason of such Taking.

15.3     The provisions of this Section 15 shall survive Closing.

SECTION 16.       ESCROW

16.1      The Deposit shall be held in escrow by Escrow Agent, upon the following terms and conditions:

(i)         Escrow Agent shall deposit the Deposit, in an interest-bearing account.

(ii)        Subject to Section 16.1(iii), Escrow Agent shall deliver to Company the Deposit at and upon the Closing, and any interest earned on such Deposit shall be credited to the Investor Capital Contribution; and

(iii)       If this Agreement is terminated in accordance with the terms hereof, Escrow Agent shall pay the Deposit to Company or Investor, as the case may be, in accordance with the provisions of this Agreement.

16.2       It is agreed that:

(i)         The duties of Escrow Agent are only as herein specifically provided, and, except for the provisions of Section 16.3 hereof, are purely ministerial in nature, and Escrow Agent shall incur no liability whatever except for its own willful misconduct or gross negligence;

(ii)        Escrow Agent shall not be liable or responsible for the collection of the proceeds of any checks used to pay the Deposit;

(iii)       In the performance of its duties hereunder, Escrow Agent shall be entitled to rely upon any document, instrument or signature believed by it in good faith to be genuine and signed by either of the other parties hereto or their successors;

(iv)       Escrow Agent may assume, so long as it is acting in good faith, that any person purporting to give any notice of instructions in accordance with the provisions hereof has been duly authorized to do so;

(v)        Escrow Agent shall not be bound by any modification, cancellation or rescission of this Agreement unless in writing and signed by Escrow Agent, Company and Investor;

(vi)       Except as otherwise provided in Section 16.3 hereof, the Company and the Investor shall jointly and severally reimburse and indemnify Escrow Agent for, and hold it harmless against, any and all loss, liability, costs or expenses in connection herewith, including attorneys’ fees and disbursements, incurred without willful misconduct or gross negligence on the part of Escrow Agent arising out of or in connection with its acceptance of, or the performance of its duties and obligations under, this Agreement, as well as the costs and expenses of defending against any claim or liability arising out of or relating to this Agreement;

(vii)      Each of the Company, the Members and Investor hereby releases Escrow Agent from any act done or omitted to be done by Escrow Agent in good faith in the performance of its duties hereunder; and

(viii)     Escrow Agent may resign upon ten (10) days written notice to the Company and Investor.  If a successor Escrow Agent is not appointed by the Company and Investor within such ten (10) day period, Escrow Agent may petition a court of competent jurisdiction to name a successor

16.3       Escrow Agent is acting as a stakeholder only with respect to the Deposit.  Escrow Agent, except in the event of the Closing and as set forth in Section 16.1(ii) above, shall not deliver the Deposit except on seven (7) days’ prior written notice to the parties and only if neither party shall object within such seven (7) day period.  If there is any dispute as to whether Escrow Agent is obligated to deliver all or any portion of the Deposit or as to whom the Deposit is to be delivered, Escrow Agent shall not be required to make any delivery, but in such event Escrow Agent may hold the same until receipt by Escrow Agent of an authorization in writing, signed by all of the parties having any interest in such dispute, directing the disposition of the Deposit or in the absence of such authorization Escrow Agent may hold the Deposit until the final determination of the rights of the parties in an appropriate proceeding. If such written authorization is not given or proceedings for such determination are not begun within thirty (30) days after the date Escrow Agent shall have received written notice of such dispute, and thereafter diligently continued, Escrow Agent may, but is not required to, bring an appropriate action or proceeding for leave to deposit the Deposit in court pending such determination.  Escrow Agent shall be reimbursed for all costs and expenses of such action or proceeding including, without limitation, reasonable attorneys’ fees and disbursements, by the party determined not to be entitled to the Deposit or if the Deposit is split between the parties hereto, such costs of Escrow Agent shall be split, pro rata, between Company and Investor, in inverse proportion to the amount of the Deposit received by each. Upon making delivery of the Deposit in the manner provided in this Agreement, Escrow Agent shall have no further obligation or liability hereunder

16.4      Escrow Agent has executed this Agreement solely to confirm that Escrow Agent has received the Deposit (if the Deposit is made by check, subject to collection) and will hold the Deposit in escrow, pursuant to the provisions of this Agreement.

SECTION 17.      COVENANTS

17.1      Each of the Company and the Members agree that, prior to Closing, it shall:

(i)         Keep and perform in all material respects all of the obligations to be performed by it under the Ground Lease and any other Lease,

(ii)        Not sell, assign or create or incur any mortgage, deed of trust, lien, pledge or other encumbrance in any way affecting any portion of the Leasehold Interest or their membership interests in the Company other than a Permitted Exception;

(iii)       Use commercially reasonable efforts to preserve intact the Company and the Leasehold Owner;

(iv)       Maintain in full force and effect the insurance policies currently in effect with respect to the Property, or policies providing similar coverage subject to customary exceptions at the time of renewal or issuance;

(v)        Not permit the Company or the Leasehold Owner without the Investor's consent, which shall not be unreasonably withheld or delayed, (i) to undertake action which would require the Investor's consent under the LLC Agreement (had the LLC Agreement been in full force and effect) any business activity other than the ownership, leasing, operation and management of the Properties in the ordinary course of business, or (ii) to enter into any contracts or agreements or assume to incur any additional obligation or indebtedness other than in the ordinary course of business; and

(vi)       take any action set forth in Section 7.01(b)(i), (iii), (iv), (v), (vii), (viii) or (ix) of the LLC Agreement; or

(vii)      agree or commit to do any of the foregoing.

17.2     From and after the Effective Date and before the Closing Date, the Mizrachi Member shall make commercially reasonable efforts to secure a line of credit or similar instrument (the “Additional Loan Instrument”) to fund thirty percent (30%) of the anticipated tenant improvement obligations in respect of the lease-up of the Property.  The Additional Loan Instrument shall satisfy the following criteria: (i) available credit of $12,000,000.00 (or less at the discretion of the Mizrachi Member); (ii) interest only payments of not greater than 12%; (iii) a maturity of six (6) years; (iv) payable out of Net Cash Flow (as defined in the LLC Agreement) of the Company, pari passu with $28,000,000.00 of additional credit provided or otherwise secured by members of the Mizrachi Member upon substantially similar terms as provided in the Senior Note.

SECTION 18.NON-LIABILITY

18.1     Investor agrees that it shall look solely to the assets of the Company and proceeds thereof, and not to the members, managers, directors, officers, employees, shareholders, partners or agents of the Company or any other person, partnership, corporation or trust, as principal of the Company or otherwise, and whether disclosed or undisclosed, to enforce its rights hereunder, and that none of the members, managers, directors, officers, employees, shareholders, partners or agents of the Company or any other person, partnership, corporation or trust, as principal of the Company or otherwise, and whether disclosed or undisclosed, shall have any personal obligation or liability hereunder, and Investor shall not seek to assert any claim or enforce any of its rights hereunder against such party.  The provisions of this Section 18 shall survive the Closing.

SECTION 19.COMPANY OR MEMBER INABILITY TO PERFORM; COMPANY OR MEMBER DEFAULT

19.1     If the Company or the Members shall be unable to perform their respective obligation to convey the Investor Interest to Investor in accordance with the terms of this Agreement (other than by reason of a Willful Default (as hereinafter defined)), then the Investor, at its sole option and as its sole and exclusive remedy, may terminate this Agreement, in which event Escrow Agent shall deliver the Deposit to the Investor and thereafter neither party shall thereafter have any further right or obligation hereunder, other than with respect to any Surviving Obligations.  “Willful Default” shall mean any of the Company’s or Members’ willful material misrepresentation or refusal to perform its obligations in accordance with terms of this Agreement, provided: (1) the reasons for such refusal do not include conditions beyond the Company’s or Members’ reasonable control or the unmarketability of title, as applicable; and (2) the Investor has satisfied all conditions required to be satisfied by it under this Agreement (other than (i) payment of the Investor Capital Contribution, and (ii) any other conditions which, by the nature of the Company’s or Members’ willful material misrepresentation or refusal to perform its obligations in accordance with the terms of this Agreement, the Investor is unable to satisfy), is not otherwise in default under this Agreement and is ready, willing and able to perform all of its obligations under this Agreement and to make the Investor Capital Contribution under this Agreement.  In the event of a Willful Default, then the Investor, at its sole option and as its sole and exclusive remedy may either (a) terminate this Agreement, in which event Escrow Agent shall deliver the Deposit to the Investor, the Company shall reimburse the Investor for any actual out-of-pocket costs incurred to third parties in connection with its entering into this Agreement and the LLC Agreement (including any due diligence, legal and accounting expenses), up to $100,000 in the aggregate, and thereafter neither party shall thereafter have any further right or obligation hereunder, other than the Surviving Obligations; or (b) within sixty (60) days after the Investor obtains knowledge that any rights of the Investor arise due to a Willful Default bring an action in equity against the Company and the Members for specific performance.  In no event may Investor bring an action against Company or the Members for damages or seek any remedy (whether or not in an action at law or in equity) against the Company or Members that could require the Company or Members to pay any monies to the Investor whether characterized as damages or otherwise (except for an action to compel Escrow Agent to return the Deposit to the Investor if the Investor is, in fact, entitled to the return thereof in accordance with this Agreement).  The untruth or inaccuracy of any representation or warranty of the Company or the Members shall not be deemed a Willful Default, provided the Company or Members, as applicable, have complied with its obligations under Section 12.5 with respect thereto.

19.2     The provisions of this Section 19 shall survive the termination of this Agreement

SECTION 20.CONDITION OF PROPERTY

20.1      At Closing, Leasehold Owner shall continue to own the Property in its “as is” condition as of the date hereof, reasonable wear and tear excepted, and subject to the provisions of Section 15 hereof in the event of a casualty or condemnation and subject to Company’s compliance with the covenants contained in Section 17 hereof.  The Company shall not be liable for any latent or patent defects in the Property or bound in any manner whatsoever by any guarantees, promises, projections, operating expenses, set ups or other information pertaining to the Property made, furnished or claimed to have been made or furnished, whether orally or in writing, by the Company or any other person or entity, or any partner, employee, agent, attorney or other person representing or purporting to represent the Company, except to the extent expressly set forth herein or in any document or instrument expressly required in this Agreement to be delivered at Closing (collectively, the “Closing Documents”).  The Investor acknowledges that neither the Company, its affiliates or subsidiaries, nor any of the employees, agents or attorneys of any of them have made or do make any oral or written representations or warranties whatsoever to the Investor, whether express or implied, except as expressly set forth in this Agreement or in any Closing Document, and, in particular, that no such representations and warranties have been made with respect to the physical, environmental condition or operation of the Property, the presence, introduction or effect of Hazardous Materials (as defined in Section 20.3) at or affecting the Property, the actual or projected revenue and expenses of the Property, the zoning and other laws, regulations and rules or Relevant Environmental Laws (as defined in Section 20.3) applicable to the Property or the compliance of the Property therewith, the current or future real estate tax liability, assessment or valuation of the Property, the availability of any financing for the alteration, rehabilitation or operation of the Property from any source, including, without limitation, any state, city or Federal government or any institutional lender, the current or future use of the Property, including, without limitation, the Property use for residential (including hotel, cooperative or condominium use) or commercial purposes, the present and future condition and operating state of any and all machinery or equipment on the Property and the present or future structural and physical condition of any building or its suitability for rehabilitation or renovation, the ownership or state of title of any personal property comprising a portion of the Property, the quantity, quality or condition of any personal property or fixtures at the Property, the use or occupancy of the Property or any part thereof, or any other matter or thing affecting or relating to the Property or the transactions contemplated hereby, except as specifically set forth in this Agreement or in any Closing Document.  The Investor has not relied and is not relying upon any representations or warranties or upon any statements made in any informational materials with respect to the Property provided by the Company or any other person or entity, or any shareholder, employee, agent, attorney or other person representing or purporting to represent the Company, other than the representations and warranties expressly set forth in this Agreement or in any Closing Document.

20.2      Without limiting the generality of Section 20.1, Investor acknowledges that it has had an opportunity to conduct its own investigation of the Property with regard to Hazardous Materials and compliance of the Property with Relevant Environmental Laws.  The Investor is aware (or has had sufficient opportunity to become aware) of the environmental, biological and pathogenic conditions of, affecting or related to the Property and Investor agrees to take an interest in the Property subject to such conditions.  Investor hereby releases the Company, its principals and affiliates, and their respective officers, directors, members, managers, partners, agents, employees, successors and assigns, from and against any and all claims, counterclaims and causes of action which the Investor may now or in the future have against any of the foregoing parties arising out of the existence of Hazardous Materials affecting the Property.

20.3      As used in this Section 20, the following terms shall have the meanings ascribed to such terms as set forth below:

(i)         “Hazardous Materials” shall mean any solid wastes, toxic or hazardous substances, wastes or contaminants, polychlorinated biphenyls, paint or other materials containing lead, urea formaldehyde foam insulation, radon, asbestos, and asbestos containing material, petroleum product and any fraction thereof as any of these terms is defined in or for the purposes of any Relevant Environmental Laws (as hereinafter defined), and any Pathogen (as hereinafter defined).

(ii)        “Pathogen” shall mean any pathogen, toxin or other biological agent or condition, including but not limited to, any fungus, mold, mycotoxin or microbial volatile organic compound.

(iii)       “Relevant Environmental Laws” shall mean any and all laws, rules, regulations, orders and directives, whether federal, state or local, applicable to the Property or any part thereof with respect to the environmental condition of the Property and any adjacent property, and any activities conducted on or at the Property, including by way of example and not limitation: (i) Hazardous Materials; (ii) air emissions, water discharges, noise emissions and any other environmental, health or safety matter; (iii) the existence of any underground storage tanks that contained or contain Hazardous Materials; and (vi) the existence of pcb contained electrical equipment.

20.4      The provisions of this Section 20 shall survive Closing.

SECTION 21.NOTICES

21.1      Unless otherwise provided herein, all notices, requests, demands, claims and other communications provided for under the terms of this Agreement shall be in writing. Any notice, request, demand, claim or other communication hereunder shall be sent by (i) personal delivery (including receipted courier service) or overnight delivery service, with confirmation of receipt, (ii) facsimile during normal business hour with confirmation of receipt, to the number indicated and by electronic email transmission (pdf), (iii) reputable commercial overnight delivery service courier, with confirmation of receipt, or (iv) registered or certified mail, return receipt requested, postage prepaid and addressed to the intended recipient as set forth below:

If to the Company                                c/o Third MG LLC
7700 Congress Avenue, Suite 3106
Boca Raton, Florida 33487
Attention: Joseph Mizrachi
Fax No.: (212) 826-9315
Email:  Joseph@3rdmg.com
Adam@3rdmg.com

with a copy to:                                     c/o Braun and Goldberg LLP
110 E 59th Street, RM 3201
New York, NY 10022
Attention: Seymour Braun
Fax No.: (212) 826-9315
Email: Sbraun@braunandgoldberg.com

With a copy to:	Neuberger, Quinn, Gielen, Rubin & Gibber, P.A
One South Street, 27th Floor
Baltimore, Maryland 21202
Attention: Isaac M. Neuberger, Esq.
Fax No.: (410) 332-8511
Email: imn@nqgrg.com

And a copy to:                                     Roberts & Holland LLP
Worldwide Plaza
825 Eighth Avenue, 37th Floor
New York, NY  10019-7498
Attention: Ezra Dyckman, Esquire
Fax No. 212-974-3059
Email: edyckman@rhtax.com

If to Mizrachi Member:	c/o The Mizrachi Group, LLC
7700 Congress Avenue, Suite 3106
Boca Raton, Florida 33487
Attention: Joseph Mizrachi
Fax No.: (561) 627-4473 Email: Joseph@3rdmg.com Adam@3rdmg.com

With a copy to:	Neuberger, Quinn, Gielen, Rubin & Gibber, P.A
One South Street, 27th Floor
Baltimore, Maryland 21202
Attention: Isaac M. Neuberger, Esq.
Fax No.: (410) 332-8511
Email: imn@nqgrg.com

And a copy to:                                     Roberts & Holland LLP
Worldwide Plaza
825 Eighth Avenue, 37th Floor
New York, NY  10019-7498
Attention: Ezra Dyckman, Esquire
Fax No. 212-974-3059
Email: edyckman@rhtax.com

And a copy to:                                     Maryanne I. Small, Esq.
3 Redwood Path
Glencove, NY 11542
Fax No.: (516) 627-4473
Email: maryanne.i.small@gmail.com

If to the Werner Member                   c/o David Werner Real Estate Investments
780 Third Avenue, 25th Floor
New York, New York 10017
Attn: David Werner
Fax No. 212-448-8109
Email: ckowalsky@dwrei.com

With a copy to:                                    Frenkel, Hershkowitz & Shafran LLP
49 West 37th Street
New York, New York 10018
Attn: Joseph M. Hershkowitz, Esq.
Fax No. 646-304-7251
Email: jmh@fhsllp.com

If to Investor:	Optibase Chicago 300 LLC
c/o Optibase Ltd.
P.O. Box 2170
Herzliya, Israel 46120
Attention: Amir Philips
Email: amirp@optibase-holdings.com
Attention: Yakir Ben-Naim
                                                                               Email: yakirb@optibase-holdings.com

With a copy to:                                   Gross, Kleinhendler, Hodak, Halevy, Greenberg & Co.
One Azrieli Center, Round Building
Tel Aviv 67021, Israel
Attn: Lawrence Sternthal, Esquire
Fax No. +972-3-607-4566
Email: Lawrence@gkh-law.com

All such notices, requests, consents and other communications shall be deemed to have been given when received. Either party may change its email address facsimile number or its address to which notices, requests, demands, claims and other communications hereunder are to be delivered by giving the other parties hereto notice in the manner then set forth.

SECTION 22.CONFIDENTIALITY

22.1      Except as may be required by law or in connection with any court or administrative proceeding, neither Investor nor the Company nor the Members nor their respective agents or designees shall issue or cause the publication of any press release or other public announcement, or cause, permit or suffer any other disclosure which sets forth the terms of the transactions contemplated hereby (other than to the Investor’s and Company’s and Members’, as applicable, consultants, advisors, attorneys, accountants, lenders and investors or potential lenders or investors, who, in turn, shall be informed of this Section 22), without first obtaining the written consent of the other party.  Notwithstanding the foregoing, nothing in this Agreement shall prohibit the Investor from publishing all or a portion of this Agreement or from delivering press releases regarding his Agreement if it is required to do so in connection with notices or filings required under applicable law or regulations (including the regulations of any stock exchange).

SECTION 23.GENERAL

23.1      Entire Agreement  This Agreement, together with the other documents and agreements which are being executed and delivered by the Company, the Members and the Investor on the date hereof, and all exhibits attached hereto and thereto, contain all of the terms agreed upon between the parties with respect to the subject matter hereof, and all other agreements heretofore had or made between the parties hereto are merged in this Agreement which alone fully and completely expresses the agreement of said parties.

23.2      Amendments.  This Agreement may not be changed, modified or terminated, nor may any provision hereunder be waived, except by an instrument executed by the parties hereto.

23.3      No Waiver.  No waiver by either party of any failure or refusal to comply with its obligations under this Agreement shall be deemed a waiver of any other or subsequent failure or refusal to so comply.

23.4      Successors and Assigns.  This Agreement shall inure to the benefit of, and shall bind the parties hereto and the heirs, executors, administrators, successors and permitted assigns of the respective parties.

23.5      Partial Invalidity.  any term or provision of this Agreement or the application thereof to any person or circumstances shall, to any extent, be invalid or unenforceable, the remainder of this Agreement, or the application of such term or provision to persons or circumstances other than those as to which it is held invalid or unenforceable, shall not be affected thereby, and each term and provision of this Agreement shall be valid and be enforced to the fullest extent permitted by law

23.6      Werner Member.  The acceptance of the Closing Deliveries set forth in Section 7.1 by Investor shall be deemed to be an acknowledgment by Investor that the Werner Member has fully performed, discharged and complied with all of its obligations, representation, warranties, covenants and agreements hereunder, that it is discharged therefrom, and that it shall have no further liability with respect thereto, other than any Transfer  Tax Liability.

23.7      Section Headings; Incorporation of Exhibits.  The headings of the various Sections of this Agreement have been inserted only for convenience, and are not part of this Agreement and shall not be deemed in any manner to modify, explain or restrict any of the provisions of this Agreement.  Unless otherwise provided in this Agreement, any reference in this Agreement to an Exhibit is understood to be a reference to the Exhibits annexed to this Agreement.  All Exhibits annexed to this Agreement shall be incorporated into this Agreement as if fully set forth herein.

23.8      Inconsistency.  Prior to Closing, if required, the parties agree to make any changes to the LLC Agreement necessary to make such agreement consistent with the terms of this Agreement.

23.9      Applicable Law.  This Agreement shall be governed by, interpreted under and construed and enforced in accordance with, the laws of the State of Delaware, without reference to conflicts of laws principles.

23.10    Assignment.  Investor may not assign its rights or obligations under this Agreement or transfer any direct or indirect ownership or other interest in Investor without the prior written consent of the Company in its sole discretion, and any such assignment made without the Company’s consent shall be void ab initio.

23.11    Recordation.  The Investor and the Company agree that neither party shall have the right to record this Agreement or a memorandum thereof in the land records of Cook County.

23.12    Severability.  No determination by any court, governmental or administrative entity or otherwise that any provision of this Agreement or any amendment hereof is invalid or unenforceable in any instance shall affect the validity or enforceability of (a) any other such provision, or (b) such  provision in any circumstance not controlled by such determination. Each such provision shall be valid and enforceable to the fullest extent allowed by, and shall be construed wherever possible as being consistent with, applicable law.

23.13    Attorneys’ Fees.  Should any party hereto employ an attorney for the purpose of enforcing or construing this Agreement, or any judgment based on this Agreement, in any legal proceeding whatsoever, including insolvency, bankruptcy, arbitration, declaratory relief or other litigation, the prevailing party shall be entitled to receive from the other party or parties thereto reimbursement for all reasonable attorneys’ fees and all costs, including but not limited to service of process, filing fees, court and court reporter costs, investigative costs, expert witness fees and the cost of any bonds, whether taxable or not, and such reimbursement shall be included in any judgment, decree or final order issued in that proceeding.  The “prevailing party” means the party in whose favor a judgment, decree, or final order is rendered.  This Section shall survive the Closing or any termination of this Agreement.

23.14    Binding Effect.  This Agreement shall be binding upon and inure to the benefit of Owner and Investor and their respective heirs, personal representatives, successors and permitted assigns.  This Agreement shall not be binding until (i) the Company, the Members, Investor, and Escrow Agent have executed and delivered this Agreement and (ii) Escrow Agent has received the Deposit on the Effective Date.

23.15    Interpretation.  Both parties to this Agreement have been represented by counsel and all provisions of this Agreement have been fully negotiated.  No provision of this Agreement shall be interpreted against either party merely because such provision was drafted by such party or such party’s counsel.

23.16    Performance Dates.  If any date for the performance of any obligation shall fall on a day other than a Business Day, then the date for the performance of such obligation shall be extended to the Business Day.

23.17    Business Day.   Any day other than a Saturday, Sunday, a legal banking holiday in New York, New York, or any of the following Jewish Holidays: Rosh HaShana (2 days), Yom Kippur (1 day), Sukkot (first 2 days), Shemini Atzeret (2 days), Passover (first 2 days and last 2 days) and Shavuot (2 days).

23.18    Counterparts.  This Agreement may be executed in any number of counterparts each of which when so executed and delivered shall be deemed to be an original, but all such counterparts shall constitute one and the same agreement.  Facsimile and portable document format (PDF) signature pages shall have the same force and effect as original signature pages.

23.19    No Third Party Beneficiaries.  The provisions of this Agreement are not intended to benefit any third parties.

23.20    Arbitration.

(i)          Any and all claims, demands or disputes arising out of or relating to this Agreement shall be resolved and determined exclusively under the provisions of this Section 23.20,which shall be the sole and exclusive procedure for the resolution of any such disputes.

(ii)         The parties to such dispute shall attempt in good faith to resolve any dispute arising out of or relating to this Agreement promptly by good faith negotiation between the parties who have authority to settle the controversy. Any party may give the other party written notice of any dispute not resolved in the normal course of business. Within ten (10) days after delivery of the disputing party’s notice, the parties shall meet at a mutually acceptable time and place, and thereafter as often as they reasonably deem necessary to attempt to resolve the dispute. All reasonable requests for information made by one party to the other will be honored. All negotiations pursuant to this Section 23.20(ii) are confidential.

(iii)         If the parties are unable to reach a satisfactory solution to any dispute within twenty (20) days after the delivery of the notice described in Section 23.20(ii), then either party (the “Claimant”) shall have the right to provide written notice to the other party (the “Respondent”) that the Claimant desires to submit the dispute to arbitration to be fully, finally and exclusively resolved by binding arbitration in accordance with the following procedures:

(iv)        Except as modified or supplemented herein or by written agreement of the parties, the arbitration shall be conducted in accordance with the Commercial Arbitration Rules of the American Arbitration Association (“AAA”) or its successor. The place of arbitration shall be New York, New York. Either Member may commence arbitration by serving a notice of arbitration.

(v)         The arbitration shall be conducted by a sole arbitrator appointed by AAA and AAA shall endeavor to make the appointment within ten (10) days following request; provided, however, that its failure to meet that deadline shall in no way impair the effectiveness of the appointment. AAA shall only appoint as arbitrator an impartial person with at least ten (10) years experience in adjudicating over matters involving properties similar to the Building in Chicago Illinois or New York, New York.

(vi)        The arbitration and this clause shall be governed by Title 9 (Arbitration) of the United States Code, the decision of the arbitration shall be final and unappealable and judgment on the award may be entered by any court of competent jurisdiction. The parties herewith consent to jurisdiction in the federal and state courts located in the county of New York, New York for the purpose of enforcing the decision.

(vii)       All fees and expenses of the arbitrator and all other expenses of the arbitration (other than attorneys’ fees incurred by the Members in connection therewith) shall be borne initially by the Members equally (i.e., 50% for each Member), but ultimately shall be home by the non prevailing party in the arbitration.

(viii)      EACH OF THE MEMBERS HEREBY WAIVES TRIAL BY JURY IN ANY ACTION ARISING OUT OF MATIERS RELATED TO THIS AGREEMENT AND COVENANTS NOT TO INSTITUTE ANY ACTION OR LITIGATION IN ANY COURT, OR COMMENCE ANY OTHER PROCEEDING, WITH RESPECT TO ANY DISPUTE HEREUNDER.

(ix)         Nothing in this Section 23.20 or any other provision of this Agreement shall prevent any Party from applying to any applicable State or Federal court for temporary restraining orders or injunctive relief, to prevent any violation of the covenants, conditions or provisions contained in this Agreement.

23.21     Exhibits.  The following exhibits shall be deemed incorporated into this Agreement in their entirety:

Exhibit A	Description of Property
Exhibit B	Form Amended and Restated Limited Liability Company Agreement of the Company
Exhibit C	Werner Note
Exhibit D	Mizrachi Note
Exhibit 2.1	Escrow Agent Wiring Instructions
Exhibit 7.1(i)	Contribution and Assignment of Membership Interests in the Company from the Werner Member to the Company
Exhibit 7.1(vii)	Title Affidavit (Non-Imputation Affidavit)
Exhibit 12.1 (vii)	Leasehold Owner LLC Agreement
Exhibit 12.1(xiii)	Financial Statements
Exhibit 12.1(xiv)	Leases
Exhibit 12.1(xxii)	Insurance
Exhibit 14.4(vi)	Existing Capital Expenditures

 [SIGNATURE PAGES FOLLOW]

IN WITNESS WHEREOF the parties have caused these presents to be executed and ensealed intending to be legally bound by the provisions herein contained.

COMPANY:

300 RIVER HOLDINGS LLC

By:       /s/ Joseph Mizrachi
Name:  Joseph Mizrachi
Title: Authorized Person

MIZRACHI MEMBER:

300 RIVER PLAZA ONE LLC

By:       /s/ Joseph Mizrachi
Name:  Joseph Mizrachi
Title: Authorized Person

WERNER MEMBER:

WKEM RIVERSIDE MEMBER LLC

By:       /s/ David Werner
Name:  David Werner
Title: Authorized Person

INVESTOR:

OPTIBASE CHICAGO 300 LLC

By:       /s/ Amir Philips
Name: Amir Philips
Title: Authorized Signatory

By:       /s/ Tom Wyler
Name: Tom Wyler
Title: Authorized Signatory